UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             AVIATION SALES COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.001 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                   053672 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John A. Maraia
                                Corporate Counsel
                                Legal Department
                               Tomen America Inc.
                           1285 Avenue of The Americas
                            New York, New York 10019
                                 (212) 397-5734
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 5, 1999
                     --------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect for the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP NO.                         SCHEDULE
053672 10 1                         13D
------------------------                               -----------------------

-------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                 Tomen America Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) |_|
                                                            (B) |_|
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS                                          WC
-------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         |_|
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware
-------------------------------------------------------------------------------
                    |    |
NUMBER OF SHARES    | 7. |   SOLE VOTING POWER                      0
                    |    |
OWNED               |    |
                    |    |
BY EACH REPORTING   |    |
                    |    |
PERSON WITH         |    |
-------------------------------------------------------------------------------
                    |    |
                    | 8. |  SHARED VOTING POWER              630,500
                    |    |                               See Item 5.
-------------------------------------------------------------------------------
                    |    |
                    | 9. |  SOLE DISPOSITIVE POWER                 0
-------------------------------------------------------------------------------
                    |    |
                    | 10.|  SHARED DISPOSITIVE POWER         630,500
                    |    |                               See Item 5.
-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                    630,500
-------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          |_|
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          5.0%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON                                 CO
-------------------------------------------------------------------------------

CUSIP NO.                         SCHEDULE
053672 10 1                         13D
------------------------                               -----------------------

-------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                 Tomen Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) |_|
                                                            (B) |_|
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS                                          WC
-------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         |_|
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                 Japan
-------------------------------------------------------------------------------
                    |    |
NUMBER OF SHARES    | 7. |   SOLE VOTING POWER                      0
                    |    |
OWNED               |    |
                    |    |
BY EACH REPORTING   |    |
                    |    |
PERSON WITH         |    |
-------------------------------------------------------------------------------
                    |    |
                    | 8. |  SHARED VOTING POWER              640,500
                    |    |                               See Item 5.
-------------------------------------------------------------------------------
                    |    |
                    | 9. |  SOLE DISPOSITIVE POWER                 0
-------------------------------------------------------------------------------
                    |    |
                    | 10.|  SHARED DISPOSITIVE POWER         640,500
                    |    |                               See Item 5.
-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                    640,500
-------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          |_|
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          5.1%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON                                 CO
-------------------------------------------------------------------------------

     Tomen Corporation hereby amends the single joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 3, 1996, amended and restated in Amendment No. 1 filed with the SEC on August 7, 1996, amended and restated in Amendment No. 2 filed with the SEC on July 31, 1997, amended and restated in Amendment No. 3 filed with the SEC on March 13, 1998 and amended and restated in Amendment No. 4 with respect to Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V. and Japan Fleet Service (Singapore) Ptd. Ltd. on February 26, 1999, with respect to the shares of Common Stock of Aviation Sales Company as follows:

Item 2.  Identity and Background

      (a, b, c and f) This Statement is being filed by (i) Tomen America Inc., a Delaware corporation ("Tomen America"), the principal business of which is a general trading company (sogo shosha) involved in domestic and foreign trading of a wide range of products, including foodstuffs, apparel, housing, industrial plant, tankers, aircraft and minerals and (ii) Tomen Corporation, a corporation organized under the laws of Japan ("Tomen"), the principal business of which is a general trading company (sogo shosha) involved in domestic and foreign trading of a wide range of products, including foodstuffs, apparel, housing, industrial plant, tankers, aircraft and minerals. The principal office of Tomen America is 1285 Avenue of the Americas, New York, New York 10019. The principal office of Tomen is 14-27, Akasaka 2-Chome, Minato-Ku, Tokyo, Japan. Tomen America is a wholly-owned subsidiary of Tomen. Exhibit 1 hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of Tomen America and Tomen, and is incorporated herein by reference. Tomen America and Tomen are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

      (d and e) During the last five years, none of Tomen America or Tomen, or any of the persons listed on Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 5.  Interest in Securities of Issuer

     (a) Tomen America may be deemed to be the beneficial owner of 630,500 Shares or 5.0% of the outstanding Shares (based on the Company's Form 10-K for the year ended December 31, 1998). Tomen Corporation through its wholly-owned subsidiary, Tomen America, and through its employment of Kazutami Okui, a former director of the Company, who owns 10,000 stock options of the Company which are immediately exercisable at an exercise price of $19.00 per share (the "Okui Options"), may be deemed to be the beneficial owner of 640,500 shares or 5.1% of the outstanding Shares.

     To the knowledge of Tomen America and Tomen, none of the persons described on Exhibit 1 owns any of the Company's Shares except Kazutami Okui, a former director of the Company, who owns the Okui Options.

     (b) Tomen, by virtue of its direct ownership of all of the stock of Tomen America may be deemed to share with Tomen America the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares owned by Tomen America. Tomen, through its employment of Kazutami Okui, a former director of the Company and the owner of the Okui Opions, may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the Okui Options with Mr. Okui.

      (c) Prior to January 1999, TM Aviation (Japan) Inc. ("TM Japan") and TM Aviation (USA) Inc. ("TM USA") owned 405,350 and 225,150 Shares, respectively. Each of TM Japan and TM USA were wholly-owned subsidiaries of Tomen. On January 4 1999, Tomen contributed all of the Common Stock of TM Japan and TM USA to Tomen America. On February 22, 1999, the Board of Directors of each of TM Japan and TM USA and the sole stockholder of each of TM Japan and TM USA, Tomen America, approved the liquidation of each of TM Japan and TM USA, respectively. The 405,350 and 225,150 Shares were distributed to Tomen America. On March 5, 1999, Tomen America sold 580,500 Shares at $40.9375 per share and 50,000 Shares at $42.50 per share.

      (d) Not applicable.

      (e) On March 5, 1999, each of Tomen America and Tomen ceased to be the beneficial owner of more than five percent of the outstanding Shares.

Item 7.  Material to be Filed as Exhibits

      The following exhibits are incorporated herein by reference:

      1. Executive Officers and Directors of Tomen America Inc. and Tomen Corporation who are not Reporting Persons.

      8.   Joint Filing  Agreement  between Tomen America and Tomen Corporation.

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 1999

                               TOMEN AMERICA INC.




                               By:  /s/ Hideki Mushika
                                    ---------------------------------------
                                    Name:  Hideki Mushika
                                    Title: Senior Vice President





                               TOMEN CORPORATION





                               By:  /s/ Kazutami Okui
                                    ---------------------------------------
                                    Name:  Kazutami Okui
                                    Title:

                                  EXHIBIT INDEX

                                                                         Exhibit
                                                                    Sequentially
                                                                   Numbered Page
1.    Executive  Officers  and  Directors  of Tomen
      America Inc. and Tomen Corporation, who are not Reporting Persons.
8.    Joint Filing Agreement  between Tomen America
      Inc. and Tomen Corporation.

                                    EXHIBIT 1


                Executive Officers and Directors of
                             Tomen America Inc. and
          Tomen Corporation Who Are Not Reporting Persons

      The following sets forth certain information about executive officers and directors of Tomen America Inc. and Tomen Corporation who are not Reporting Persons. Except for Robert B. Cohen, each of such persons is a citizen of Japan.

                                   Present Principal Occupation or Employment;
                                    Name, Principal Business, and Address in
       Name and Residence or         Which Such Employment is Conducted (if
        Business Address           Different from Business Address of Employer)
---------------------------------  --------------------------------------------


Akihiro Tsuji                      President
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Takeshi Emi                        Executive Vice President
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Yoshiaki Ueki                      Executive Vice President
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Satoshi Miwa                       Senior Managing Director
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Noriyuki Matsunobu                 Senior Managing Director
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Susumu Matsui                      Senior Managing Director
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Yuzo Takeshige                     Senior Managing Director
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Kichibe Ozaki                      Senior Managing Director
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Morihiko Tashiro                   Senior Managing Director
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Hajime Kawamura                    Managing Director
1285 Avenue of the Americas        Tomen Corporation
New York, New York 10019
(business)

Hiroshi Uemura                     Managing Director
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Kazuhiko Otsuka                    Managing Director
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Kouji Taira                        Director
14-27, Akasaka 2-chome             Tomen Corporation
Minato-ku
Tokyo, Japan (business)

Michio Ishidate                    President and Chief Executive
1285 Avenue of the Americas        Officer
New York, New York  10019          Tomen America Inc.

Robert B. Cohen                    Executive Vice President and
1285 Avenue of the Americas        Director
New York, New York  10019          Tomen America Inc.

Kimikazu Ushizaki                  Executive Vice President
100 First Street                   Tomen America Inc.
San Francisco, CA

Shuzo Oshima                       Senior Vice President
1285 Avenue of the Americas        Tomen America Inc.
New York, New York  10019

Hideki Mushika                     Senior Vice President
1285 Avenue of the Americas        Tomen America Inc.
New York, New York  10019

                                                                       Exhibit 8

                             JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, $.001 par value, of Aviation Sales Company.

           This  agreement  may be  executed  simultaneously  in any  number  of
counterparts,   all  of  which  together  shall  constitute  one  and  the  same instrument.


Dated:  April 1, 1999
                               TOMEN AMERICA INC.





                               By:  /s/ Hideki Mushika
                                    ----------------------------------------
                                    Name:  Hideki Mushika
                                    Title:   Senior Vice President





                               TOMEN CORPORATION


                               By:  /s/ Kazutami Okui
                                    ---------------------------------------
                                    Name:  Kazutami Okui
                                    Title: